			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Nine Months Ended September 30
		2012	2011

	Earnings from continuing operations before income from equity investees and taxes (1)	$74,381	$59,400

	Add back:
	Fixed charges	114,189	95,309
	Amortization of previously capitalized interest	3,318	3,298
	Distributed income of Unconsolidated Joint Ventures	35,743	31,990

	Deduct:
	Capitalized interest	(761)	(406)
	Preferred distributions		(1,845)

	Earnings available for fixed charges and preferred dividends	$226,870	$187,746

	Fixed charges:
	Interest expense	$109,146	$89,529
	Capitalized interest	761	406
	Interest portion of rent expense	4,282	3,529
	Preferred distributions		1,845
	Total fixed charges	$114,189	$95,309

	Preferred dividends (2)	17,980	10,975

	Total fixed charges and preferred dividends	$132,169	$106,284

	Ratio of earnings to fixed charges and preferred dividends (1)	1.7	1.8

(1)
In 2011, the Company disposed of The Pier Shops at Caesars and Regency Square. These centers are reported separately as discontinued operations in the Consolidated Financial Statements in 2011. See "Note 2- Acquisitions, Dispositions, and Development" to the Consolidated Financial Statements for further discussion of our discontinued operations. The calculation of the ratio of earnings to fixed charges was restated to exclude discontinued operations in 2011.

(2)
In September 2012, the Company redeemed its 8% Series G Preferred Stock and its 7.625% Series H Preferred Stock. As a result of these redemptions, the Company recognized a charge of $6.4 million, which represents the difference between the carrying values and the redemption prices of the Series G & H Preferred Stock. This charge is included in preferred dividends for the nine months ended September 30, 2012.